

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Schond L. Greenway
Chief Financial Officer
Cerecor Inc.
540 Gaither Road, Suite 400
Rockville, Maryland 20850

> **Re: Cerecor Inc.**
> **Registration Statement on Form S-3**
> **Filed March 8, 2021**
> **File No. 333-254000**

Dear Mr. Greenway:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian Katz, Esq.